Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) of Mobile Mini, Inc. for the registration of shares of common stock of Mobile Mini, Inc. issuable upon exercise of Mobile Mini, Inc.’s Series A Convertible Redeemable Participating Preferred Stock, and to the incorporation by reference therein of our reports dated February 27, 2009, with respect to the consolidated financial statements and schedule of Mobile Mini, Inc., and the effectiveness of internal control over financial reporting of Mobile Mini, Inc., included in its Annual Report as on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Phoenix, Arizona
April 27, 2009